FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2012

Highlights for the Period

Summary

➢  Earnings attributable to Endesa Chile’s shareholders amounted to Ch$ 234,335 million in 2012,  decreasing by 47.6% compared to 2011, primarily due to a 5.8% of lower hydro generation in Chile, higher fuel costs of Ch$ 43,641 million, and increased transportation costs of Ch$ 34,649 million. The result was also negatively impacted by the effect of Campanario’s bankruptcy of Ch$ 25,752 million and the lower EBITDA in Argentina of Ch$ 21,064 million.

➢  In 2012, revenues decreased by 1.5% compared to 2011, reaching Ch$ 2,369,386 million as a result of lower average energy sales price, mainly related to the reduction of the contracts indexation to marginal cost in Chile, and the absence of RM88 revenues.

➢  Physical energy sales grew by 1.7% in 2012, reaching 59,020 GWh, due to higher sales volumes in Colombia, Argentina and Peru.

➢  The company's installed capacity rose by 6.2% in Chile, from 5,611 MW to 5,961 MW, after the start up of commercial operations of Bocamina II (350 MW) in October, 2012.

➢  EBITDA totaled Ch$ 833,850 million in 2012, reflecting a 14.4% reduction mainly explained by lower revenues due to lower average energy sales price in Chile and Argentina, higher fuel costs in Chile, Colombia and Peru, increased energy purchase costs in Colombia, Peru and Chile, and higher transportation costs in Chile.

➢  In 2012, net financial expense reached Ch$ 146,034 million, 20.4% higher than 2011, mostly explained by a contingency update with SUNAT in Peru and lower financial income due to lower cash availability.

➢  Share of Profits of Associates decreased by 4.9% to Ch$ 116,945 million, mainly due to a lower result in Endesa Brasil partly explained by higher transportation costs and increased energy purchases, which was partially offset by a higher result in GNL Quintero in 2012.

Performance by country

➢  In Colombia, EBITDA grew by 29.3%, equivalent to an increase of Ch$ 85,320 million, mainly due to:

•          Higher revenues of Ch$ 81,581 million due to a 7.9% rise in physical sales due to a higher hydro generation, and a 8.3% increase in the average energy sales price in pesos due to a higher energy spot price recorded since August 2012.

•          Non-recurrence of a one-time effect of the equity tax reform in Colombia which implied booking a total amount of Ch$ 43,533 million as other fixed operating costs during the first quarter of 2011.

•          These factors were partly offset by higher energy purchases costs of Ch$ 19,705 million due to higher energy purchase price in the spot market, and higher fuel costs of Ch$ 12,269 million primarily related to higher back-up fuel supply requested by the authorities on the occasion of the Cumbre de Las Americas held in Cartagena in the first quarter of 2012.

                                                                                                                                         PRESS RELEASE

YE 2012

➢  In Peru, EBITDA declined by 1.0%, equivalent to a deviation of Ch$ 1,372 million as a result of:

•          Non-recurrence of a one-time effect on payroll expenses recorded in June 2011, which meant to reclassify a provision of profit sharing for workers, creating a one-time benefit on payroll expenses of Ch$ 14,572 million.

•          Higher energy purchases costs of Ch$ 14,743 million in 2012 due to higher physical energy purchases in the spot market to compensate the lack of generation due to plant maintenances, coupled with higher fuel costs of Ch$ 6,107 million partly due to increased diesel generation as a result of dual gas units maintenances.

•          These factors were partially offset by a 17.6% growth in revenues primarily explained by a 15.3% growth in the average energy sales price due to higher contract prices as a result of indexing to fuel prices and to an increased bar price since May 2012.

➢  In Chile, EBITDA decreased by 40.9%, equivalent to a change of Ch$ 202,925 million, mainly explained by:

•          Lower revenues of Ch$ 113,073 million mainly due to a 11.9% reduction in the average energy sales price as a result of reduced contracts indexing to marginal cost in Chile, coupled with the absence of RM88 revenues. Additionally, physical energy sales decreased by 3.6% as a result of the end of GasAtacama’s contracts and reduced hydro availability. This was partially offset by the agreed  compensation with the insurance company for loss of profits of Ch$ 55,057 million as a result of the incident of February 27, 2010.

•          Higher fuel costs of Ch$ 53,099 million due to increased LNG generation, coupled with higher transportation costs of Ch$ 31,731 million explained by higher toll costs related to the drought in the central-south zone of the country.

•          Higher energy purchases costs of Ch$ 11,349 million due to increased energy purchase prices in the spot market.

➢  In Argentina, EBITDA declined by 45.6%, equivalent to a variation of Ch$ 21,064 million, mainly due to:

•          Lower revenues in Endesa Costanera of Ch$ 46,684 million as a result of a lower operating and labor costs recognition, and lower capacity payment, explained by the non renewal of the agreement between the Ministry of Energy and the generation companies of the MEM system formalized in November 2010.

•          Higher payroll expenses of Ch$ 3,396 million mostly due to union negotiations and increased staffing.

•          These factors were partially offset by an increase of Ch$ 852 million in El Chocón revenues due to higher physical sales in the spot market resulting from increased hydro generation in the period, coupled with lower fuel costs of Ch$ 27,834 million in Endesa Costanera due to lower generation with gasoil.

                                                                                                                                         PRESS RELEASE

YE 2012

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 4,080 million as of December 31, 2012, 8.2% higher than the same period in 2011.

➢  Average interest rate decreased from 8.9% to 7.8%, mainly due to lower level of inflation growth, coupled with lower commission and rate effects.

➢  The financial expenses coverage ratio decreased from 6.52 to 5.18 times.

➢  Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•          Committed credit lines: US$ 404 million available in the local and international markets.

•          Uncommitted credit lines: US$ 560 million available in the capital markets in which we operate.

•          Cash and cash equivalents: US$ 630 million.

➢  Coverage and protection:

Endesa Chile, both at the parent and subsidiary levels, seeks to maintain a balance in its debt structure to reduce the impact of volatile interest rates on financial results and also maintain a balance between dollar-indexed flows and assets and liabilities in that currency. For this reason, the Company uses hedging instruments to protect the cash flows from risk arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of December 31, 2012:

•          Interest-rate swaps from variable to fixed rates for US$ 265 million.

•          Cross-currency swaps for US$ 486 million (UF/US$ partial coverage for Chilean bonds) and forwards for US$ 28 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient protection levels.

                                                                                                                                         PRESS RELEASE

YE 2012

Market Summary

➢  During 2012, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”,  showed 3.0% increase. South American markets where the company operates recorded positive results: BOVESPA (Brazil): 7.4%; Merval (Argentina): 15.9%; COLCAP (Colombia): 16.6%, and ISBVL (Peru): 13.4%. In Europe, the main Stock Exchanges showed a mixed performance over the last 12 months: IBEX: -4.7%, UKX: 5.8% and FTSE 250: 22.5%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 13.4% and Dow Jones Industrial: 7.3% (all yields measured in local currency).

➢  Endesa Chile´s share price in the local market showed 1.6% increase in price over the past 12 months, positive figure given the uncertain economic scenario in the world, especially in the European zone, and the drought that has affected Chile during the last three years. The closing price was Ch$ 778.1 as of December 31, 2012.

➢  On the other hand, Endesa Chile’s ADS value increased by 10.1% to reach a price of US$ 48.8, while its share price in Madrid rose by 7.7% reaching € 1.21 as of December 31, 2012.

➢  During the last twelve months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of almost US$ 9.0 million.

                                                                                                                                                                                                                                                    Source: Bloomberg

                                                                                                                                         PRESS RELEASE

YE 2012

Risk Rating Classification Information

➢  Endesa Chile’s current ratings are supported by our well diversified portfolio asset, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in South America provides us a natural hedge against different regulations and weather conditions. Our operating subsidiaries have leading market positions in the countries where we operate.

➢  Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Endesa Chile with stable Outlook on June 18, 2012.

➢  Similarly, on October 19, 2012, Standard & Poor's confirmed the international credit risk rating for Endesa Chile of "BBB+" with stable Outlook. This took place on the occasion of the reviews of both Enel SpA and Endesa Spain in previous days, in which both credit risk ratings were affirmed with a downgrade in both Outlook from stable to negative, due to the downgrade applied to Spain.

➢  On December 19, 2012, Fitch Ratings affirmed both ratings in local and foreign currency of Endesa Chile of "BBB+", as well as its long-term rating on the national scale at 'AA (cl)' with stable Outlook.

➢  Finally, on January 15, 2013, Feller Rate ratified the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program, also confirming the stable outlook.

➢  The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢  The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

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YE 2012

TABLE OF CONTENTS
TABLE OF CONTENTS	6
GENERAL INFORMATION	7
SIMPLIFIED ORGANIZATIONAL STRUCTURE	7
CONSOLIDATED INCOME STATEMENT ANALYSIS	8
NET INCOME	8
OPERATING INCOME	8
NET FINANCIAL RESULT	9
OTHER RESULTS AND TAXES	9
CONSOLIDATED BALANCE SHEET ANALYSIS	10
ASSETS	10
LIABILITIES AND SHAREHOLDER’S EQUITY	11
DEBT MATURITY WITH THIRD PARTIES	12
EVOLUTION OF KEY FINANCIAL RATIOS	13
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	14
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	15
CAPEX AND DEPRECIATION	15
ARGENTINA	16
CHILE	18
COLOMBIA	20
PERU	22
BRAZIL (NON-CONSOLIDATED COMPANIES)	23
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	27
SUSTAINABILITY AND THE ENVIRONMENT	31
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	32
OPERATING INCOME BY SUBSIDIARY	33
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	34
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	35
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	36
MARKET INFORMATION	37
CONFERENCE CALL INVITATION	40

                                                                                                                                         PRESS RELEASE

YE 2012

General Information

(Santiago, Chile, Wednesday 30, January 2013) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the twelve-month period ended December 31, 2012. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between December 31, 2011 and December 31, 2012.

Figures as of December 31, 2012 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 479.96 as of December 31, 2012 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 486.59 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of December 31, 2011.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pehuenche, San Isidro (merger between San Isidro and Pangue), Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

                                                                                                                                         PRESS RELEASE

YE 2012

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders in 2012 was Ch$ 234,335 million, representing a 47.6% decrease over 2011, which was Ch$ 446,874 million.

Table 1

CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2012 - 2011	Chg %	2012
Sales	2,387,451	2,301,821	(85,630)	(3.6%)	4,730,515
Energy sales	2,333,548	2,224,687	(108,861)	(4.7%)	4,571,995
Other sales	10,642	9,891	(751)	(7.1%)	20,328
Other services	43,261	67,243	23,982	55.4%	138,192
Other operating income	17,039	67,565	50,526	296.5%	138,854
Revenues	2,404,490	2,369,386	(35,104)	(1.5%)	4,869,369
Energy purchases	(262,755)	(308,298)	(45,543)	(17.3%)	(633,589)
Fuel consumption	(707,141)	(750,782)	(43,641)	(6.2%)	(1,542,947)
Transportation expenses	(194,069)	(228,717)	(34,649)	(17.9%)	(470,041)
Other variable costs	(53,295)	(40,905)	12,390	23.2%	(84,064)
Procurements and Services	(1,217,260)	(1,328,703)	(111,443)	(9.2%)	(2,730,641)

Contribution Margin	1,187,230	1,040,684	(146,547)	(12.3%)	2,138,728
Other work performed by entity and capitalized	10,598	12,763	2,165	20.4%	26,230
Employee benefits expense	(80,389)	(106,975)	(26,586)	(33.1%)	(219,847)
Other fixed operating expenses	(143,548)	(112,622)	30,926	21.5%	(231,451)

Gross Operating Income (EBITDA)	973,890	833,850	(140,041)	(14.4%)	1,713,659
Depreciation, Amortization and Reversal of impairment profit	(185,920)	(201,640)	(15,720)	(8.5%)	(414,395)

Operating Income	787,971	632,209	(155,761)	(19.8%)	1,299,265

Net Financial Income	(121,295)	(146,034)	(24,738)	(20.4%)	(300,116)
Financial income	28,039	14,922	(13,117)	(46.8%)	30,667
Financial costs	(137,535)	(149,225)	(11,690)	(8.5%)	(306,675)
Gain (Loss) for indexed assets and liabilities	(5,333)	(991)	4,342	81.4%	(2,037)
Foreign currency exchange differences, net	(6,467)	(10,740)	(4,273)	(66.1%)	(22,072)
Share of profit (loss) of associates accounted for using the equity method	123,033	116,945	(6,088)	(4.9%)	240,336
Negative consolidation differences	-	-	-		-
Net Income From Other Investments	1,038	657	(381)	(36.7%)	1,351
Net Income From Sale of Assets	973	735	(237)	(24.4%)	1,511
Other non operational expenses	-	-	-		-

Net Income before Taxes	791,719	604,513	(187,206)	(23.6%)	1,242,346
Income Tax	(210,565)	(185,470)	25,094	11.9%	(381,163)
Net Income	581,155	419,043	(162,112)	(27.9%)	861,182
Owners of parent	446,874	234,335	(212,539)	(47.6%)	481,587
Non-controlling interest	134,281	184,708	50,427	37.6%	379,596

Earning per share (Ch$ /share and US$ / ADR)	54.5	28.6	(25.9)	(47.6%)	1.8

Operating Income

Operating Income reached Ch$ 632,209 million in 2012, 19.8% lower than Ch$ 787,971 million reported in 2011, mainly explained by a lower average energy sales price, higher energy purchases of Ch$ 45,543 million, higher fuel costs of Ch$ 43,641 million, and higher transportation costs of Ch$ 34,649 million. This was partially offset by lower other variable costs of Ch$ 12,390 million and lower Other Fixed Operating Expenses of Ch$ 30,926 million, which reflects the negative impact of the one-time effect of the reform on the Equity Tax imposed by the Colombian government, accounting in the first quarter of 2011 the total amount to be paid in the period 2011-2014.

                                                                                                                                         PRESS RELEASE

YE 2012

Endesa Chile’s EBITDA, or gross operating income, amounted to Ch$ 833,850 million, representing an 14.4% decrease compared to 2011. This figure does not include the contribution of Endesa Brasil of Ch$ 107,504 million in 2012, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2

	Chile				Argentina				Colombia
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	2011	2012		2012	2011	2012		2012	2011	2012		2012
Operating Revenues	1,276,694	1,163,621	(8.9%)	2,391,379	390,136	344,178	(11.8%)	707,326	498,544	580,125	16.4%	1,192,225
% of consolidated	53.1%	49.1%		49.1%	16.2%	14.5%		14.5%	20.7%	24.5%		24.5%
Operating Costs	(871,459)	(981,190)	(12.6%)	(2,016,461)	(359,982)	(341,705)	5.1%	(702,244)	(244,998)	(242,474)	1.0%	(498,313)
% of consolidated	53.9%	56.5%		56.5%	22.3%	19.7%		19.7%				14.0%

Operating Income	405,235	182,431	(55.0%)	374,917	30,154	2,473	(91.8%)	5,082	253,546	337,651	33.2%	693,913

	Peru				Consolidated
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	2011	2012		2012	2011	2012		2012
Operating Revenues	239,841	282,124	17.6%	579,798	2,404,490	2,369,386	(1.5%)	4,869,368
% of consolidated	10.0%	11.9%		11.9%	100.0%	100.0%		100.0%
Operating Costs	(135,357)	(181,226)	(33.9%)	(372,441)	(1,616,519)	(1,737,176)	(7.5%)	(3,570,102)
% of consolidated	8.4%	10.4%		10.4%	100.0%	100.0%		100.0%

Operating Income	104,484	100,898	(3.4%)	207,357	787,971	632,210	(19.8%)	1,299,266

Net Financial Result

The company’s net financial expense totaled Ch$ 146,034 million, 20.4% higher than Ch$ 121,295 million reported in 2011. This variation is explained by higher interest expenses of Ch$ 11,690 million, an exchange difference loss increased by Ch$ 4,273 million, lower financial income of Ch$ 13,117 million, partly offset by a gain for indexed assets and liabilities of Ch$ 4,342 million.

Other Results and Taxes

Share of Profit of Associates amounted to Ch$ 116,945 million in 2012, decreasing by 4.9% compared to the previous year. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution totaled Ch$ 107,504 million.

Income taxes declined by 11.9%, equivalent to Ch$ 25,094 million, when compared to 2011.

                                                                                                                                         PRESS RELEASE

YE 2012

Consolidated Balance Sheet Analysis

Assets

Table 3

ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of Dec 31, 2012	Var 2012 - 2011	Chg %	As of Dec 31, 2012

CURRENT ASSETS
Cash and cash equivalents	421,282	276,795	(144,488)	(34.3%)	576,704
Other current financial assets	914	25,120	24,206	2647.7%	52,337
Other current non-financial assets	17,192	20,067	2,875	16.7%	41,809
Trade and other current receivables	296,147	230,398	(65,749)	(22.2%)	480,036
Accounts receivable from related companies	83,101	61,580	(21,521)	(25.9%)	128,302
Inventories	55,904	65,658	9,754	17.4%	136,800
Current tax assets	85,515	155,369	69,854	81.7%	323,712
Total Current Assets	960,055	834,986	(125,069)	(13.0%)	1,739,699

NON-CURRENT ASSETS
Other non-current financial assets	13,599	33,403	19,804	145.6%	69,595
Other non-current non-financial assets	1,463	1,965	502	34.3%	4,095
Trade accounts receivables and other receivables, net	151,609	146,964	(4,645)	(3.1%)	306,201
Investment accounted for using equity method	582,199	586,320	4,121	0.7%	1,221,601
Intangible assets other than goodwill	45,680	55,919	10,239	22.4%	116,507
Goodwill	106,399	101,760	(4,639)	(4.4%)	212,018
Property, plant and equipment, net	4,603,903	4,659,461	55,558	1.2%	9,708,019
Deferred tax assets	97,107	67,913	(29,194)	(30.1%)	141,497
Total Non-Current Assets	5,601,958	5,653,704	51,746	0.9%	11,779,532

TOTAL ASSETS	6,562,013	6,488,690	(73,323)	(1.1%)	13,519,231

Company’s Total Assets declined by Ch$ 73,323 million as of December 2012, compared to December 2011, mainly due to:

➢  Current assets decreased by Ch$ 125,069 million, equivalent to a 13.0% reduction mostly due to:

❖  Decrease of Ch$ 144,488 million in cash and cash equivalents, mainly due to lower certificates of deposit and Endesa Chile’s covenants of Ch$ 187,444 million, partly offset by a higher operating income and dividend payment collection in Emgesa of Ch$ 51,513 million.

❖  Reduction in trade receivables and other account receivables for a total amount of Ch$ 65,749 million.

❖  Decrease in accounts receivables from related companies of Ch$ 21,521 million.

❖  Partly offset by an increase in the inventories account of Ch$ 9,754 million, and in current tax assets of Ch$ 69,854.

➢  Non-current assets increased by Ch$ 51,746 million, mainly explained by:

❖  Increase of Ch$ 55,558 million in property, plant and equipment, mainly due to higher investments during the period of Ch$ 289.199, partially offset by Ch$ 186,803 million in depreciation, negative conversion effects of Ch$ 39,164 million and impairment profits in Celta of Ch$ 12,578.

❖  Increase in other non current financial assets of Ch$ 19,804 million, explained by financial derivatives.

❖  This was partly offset by a decrease in deferred tax assets of Ch$ 29,194 million.

                                                                                                                                         PRESS RELEASE

YE 2012

Liabilities and Shareholder’s Equity

Table 4

LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of Dec 31, 2012	Var 2012 - 2011	Chg %	As of Dec 31, 2012

CURRENT LIABILITIES
Other current financial liabilities	305,558	413,107	107,549	35.2%	860,711
Trade and other current payables	357,781	330,840	(26,941)	(7.5%)	689,307
Accounts payable to related companies	135,386	213,600	78,214	57.8%	445,037
Other current provisions	36,861	39,825	2,964	8.0%	82,975
Current tax liabilities	92,176	79,764	(12,412)	(13.5%)	166,189
Other current financial liabilities	9,467	8,362	(1,105)	(11.7%)	17,423
TOTAL CURRENT LIABILITIES	937,229	1,085,498	148,269	15.8%	2,261,643

NON-CURRENT LIABILITIES
Other financial liabilities	1,728,094	1,525,652	(202,442)	(11.7%)	3,178,706
Other non-current provisions	12,302	19,594	7,292	59.3%	40,824
Deferred tax liability	338,889	331,894	(6,995)	(2.1%)	691,504
Provisions for employee benefits non-current	36,569	39,799	3,230	8.8%	82,922
Other non-current non-financial liabilities	67,790	51,609	(16,181)	(23.9%)	107,528
TOTAL NON-CURRENT LIABILITIES	2,183,644	1,968,548	(215,096)	(9.9%)	4,101,484

EQUITY
issued capital	1,331,714	1,331,714	-	0.0%	2,774,636
earnings	1,636,788	1,709,376	72,588	4.4%	3,561,496
Share premium	206,009	206,009	-	0.0%	429,220
other reserves	(615,972)	(705,856)	(89,884)	(14.6%)	(1,470,656)

Equity attributable to owners of parent	2,558,538	2,541,242	(17,296)	(0.7%)	5,294,696
Non-controlling	882,602	893,401	10,799	1.2%	1,861,407
TOTAL EQUITY	3,441,140	3,434,643	(6,496)	(0.2%)	7,156,104

TOTAL EQUITY AND LIABILITIES	6,562,013	6,488,690	(73,323)	(1.1%)	13,519,231

Company’s Total Liabilities declined by Ch$ 73,323 million compared to December 2011, mainly as a consequence of:

➢  Non-current liabilities decreased by Ch$ 215,096 million, equivalent to 9.9%, mostly owing to:

❖  Decrease in other non-current financial liabilities of Ch$ 202,442 million, mainly due to the transfer from long-term to short-term in UF bonds and dollar bonds under note 144-A of Ch$ 286,936 million and a decrease of Ch$ 45,398 million due to foreign exchange conversion. In Endesa Costanera a decreased by Ch$ 49,749 million due to the transfer to short-term debt with Mitsubishi. In Edegel a decrease of Ch$ 30,399 million, mainly explained by foreign exchange conversion of Ch$ 9,693 million and transfers to the short-term of loans, bonds, and leasing of Ch$ 20,849 million. This was partially offset by the transfer to long-term of a syndicated loan of Ch$ 82,656 million in Emgesa, bond issue for El Quimbo project of Ch$ 135,502 million and exchange conversion differences of Ch$ 8,864 million.

❖  Decrease in other non-current non-financial liabilities of Ch$ 16,181 million, mainly due to Emgesa third installment payment of equity tax for Ch$ 10,460 million, an obligation of GasAtacama with AFIP in Argentina of Ch$ 1,925 million, and the transfer of the LTSA Mitsubishi contract to the short-term in San Isidro, which was payed in the last quarter.

❖  Decrease in deferred tax liability for Ch$ 6,995 million.

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YE 2012

❖  This was offset by an increase in the Other non current account, due to the recognition of provisions for the dismantling of power plants of Endesa Chile for Ch$ 5,089 million.

➢  Current liabilities rose by Ch$ 148,269 million, equivalent to 15.8%, primarily explained by:

❖  An increase in other current financial liabilities of Ch$ 107,549 million, mainly in Endesa Chile due to the transfer from the long-term to the short-term of UF bonds of Ch$ 90,134 million, dollar bonds under note 144-A of Ch$ 192,100 million, and accrual of interest of Ch$ 53,452 million, offset by interest payments and  bank loans of Ch$ 56,221 million, and the prepayment of F and K series bonds of Ch$ 121,210 million. An increase in Endesa Costanera of Ch$ 45,095 million mainly due to the transfer of long-term debt with Mitsubishi and Crédito Suisse of Ch$ 51,409 million to the short-term, foreign exchange difference of Ch$ 5,739 million and negative conversion difference of Ch$ 16,319 million,offset by a decrease in Emgesa of Ch$ 82,656 million due to the transfer to the long-term of a syndicated loan.

❖  An increase in accounts payable to related companies of Ch$ 78,214 million.

❖  Offset by a decrease in trade and other accounts payable and current tax liabilities of Ch$ 39,353 million.

➢  Equity decreased by Ch$ 6,496 million compared to December 2011. The controllers’ equity decreased by  Ch$ 17,296 million mainly explained by the booking of both minimum dividend for 2012 and final dividend for 2011 of Ch$ 159,675 million, coupled with the conversion reserve decline of Ch$ 119,074 million. This was partly offset by the result for the period of Ch$ 234,335 million and a rise of hedging reserve of Ch$ 30,382 million.

➢  Minority interest increased by Ch$ 10,799 million due to the minorities’ result of Ch$ 184,708 million, offset by the booking of both minimum and final dividends of Ch$ 167,164 million.

Debt Maturity with Third Parties

Table 5

(Thousand US$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	667,926	140,496	219,895	15,688	12,647	927,897	1,984,549
Endesa Chile (*)	667,926	140,496	219,895	15,688	12,647	927,897	1,984,549
Argentina	230,032	36,077	7,144	0	0	0	273,253
Costanera	193,728	12,594	0	0	0	0	206,322
Chocón	36,030	23,483	7,144	0	0	0	66,657
Hidroinvest	275	0	0	0	0	0	275
Peru	53,870	53,803	36,219	59,864	49,675	82,884	336,314
Edegel	53,870	53,803	36,219	59,864	49,675	82,884	336,314
Colombia	0	80,114	164,383	22,999	119,140	1,098,896	1,485,531
Emgesa	0	80,114	164,383	22,999	119,140	1,098,896	1,485,531
TOTAL	951,828	310,491	427,640	98,550	181,463	2,109,677	4,079,647

Table 5.1
(Million Ch$)	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	320,578	67,433	105,541	7,530	6,070	445,354	952,504
Endesa Chile (*)	320,578	67,433	105,541	7,530	6,070	445,354	952,504
Argentina	110,406	17,316	3,429	0	0	0	131,151
Costanera	92,982	6,045	0	0	0	0	99,026
Chocón	17,293	11,271	3,429	0	0	0	31,993
Hidroinvest	132	0	0	0	0	0	132
Peru	25,855	25,823	17,383	28,732	23,842	39,781	161,417
Edegel	25,855	25,823	17,383	28,732	23,842	39,781	161,417
Colombia	0	38,452	78,897	11,038	57,182	527,426	712,995
Emgesa	0	38,452	78,897	11,038	57,182	527,426	712,995
TOTAL	456,839	149,023	205,250	47,300	87,095	1,012,560	1,958,068

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YE 2012

Evolution Of Key Financial Ratios

Table 6

Indicator	Unit	2012	2011	Var 2012 - 2011	Chg %
Liquidity	Times	0.77	1.02	(0.25)	(24.5%)
Acid-test *	Times	0.70	0.96	(0.26)	(27.1%)
Working capital	Million Ch$	(250,512)	22,826	(273,338)	(1197.5%)
Working capital	Thousand US$	(521,943)	47,558	(569,502)	(1197.5%)
Leverage **	Times	0.89	0.91	(0.02)	(2.2%)
Short-term debt	%	35.5%	30.0%	5.5%	18.3%
Long-term debt	%	64.5%	70.0%	-5.5%	(7.9%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	2012	2011	Var 2012 - 2011	Chg %
Financial expenses coverage*	Times	5.18	6.52	(134.0%)	(20.6%)
Op. income / Op. rev.	%	26.7%	32.8%	(6.1%)	(18.6%)
ROE **	%	9.2%	18.1%	(8.9%)	(49.3%)
ROA **	%	6.4%	9.2%	(2.8%)	(30.4%)

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

** Annualized figures

Liquidity index as of December 2012 was 0.77 times, a 24.5% decrease compared to December 2011. Nevertheless, this ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses, and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.70 times, a 27.1% decline over December 2011, basically explained by a decrease in current assets, regarding cash and cash equivalents, coupled with a rise in current liabilities in other current financial liabilities and accounts payable to related companies.

Leverage ratio was 0.89 times as of December 2012, reflecting a 2.2% decline compared with December 2011.

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YE 2012

Consolidated Statements of Cash Flows Analysis

Table 7

CASH FLOW	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2012 - 2011	Chg %	2012

Cash flows from (used in) operating activities
Collection classes provided by operating activities
Proceeds from sales of goods and services	2,504,062	2,557,471	53,410	2.1%	5,255,906
Cash receipts from royalties, fees, commissions and other revenue	-	-	-		-
Receipts from premiums and claims, annuities and other benefits from policies written	-	-	-		-
Other cash receipts from operating activities	7,361	62,203	54,841	745.0%	127,834
Types of payments
Payments to suppliers for goods and services	(1,434,236)	(1,553,990)	(119,754)	(8.3%)	(3,193,633)
Payments to and on behalf of employees	(72,062)	(106,519)	(34,457)	(47.8%)	(218,909)
Payments for premiums and claims, annuities and other policy benefits underwritten	(5,126)	(7,661)	(2,534)	(49.4%)	(15,744)
Other payments for operating activities	(27,518)	(40,480)	(12,962)	(47.1%)	(83,191)
Income taxes refunded (paid)	(232,152)	(213,483)	18,668	8.0%	(438,734)
Other inflows (outflows) of cash	(55,223)	(143,283)	(88,060)	(159.5%)	(294,463)

Net cash flows from (used in) operating activities	685,106	554,258	(130,849)	(19.1%)	1,139,065

Cash flows from (used in) investing activities
Loans to related parties	(35,528)	(2)	35,526	(100.0%)	(4)
Proceeds from sale of property, plant and equipment	4,809	755	(4,053)	(84.3%)	1,553
Purchases of property, plant and equipment	(266,668)	(261,759)	4,908	1.8%	(537,946)
Purchases of intangible assets	(3,940)	(112)	3,828	97.2%	(231)
Proceeds from other long term assets	41	47	5	13.2%	96
Dividends received	100,121	10,899	(89,222)	(89.1%)	22,398
Interest received	6,139	7,054	915	14.9%	14,496
Other inflows (outflows) of cash	-	(15,049)	(15,049)		(30,927)

Net cash flows from (used in) investing activities	(195,026)	(258,168)	(63,142)	(32.4%)	(530,565)

Cash flows from (used in) financing activities
Total loan amounts	219,434	233,456	14,023	6.4%	479,781
Proceeds from long-term loans	219,434	229,377	9,943	4.5%	471,397
Proceeds from short-term loans	-	4,079	4,079		8,384
Loans from related parties	44,161	210,997	166,836	377.8%	433,623
Loan Payments	(149,316)	(255,656)	(106,340)	(71.2%)	(525,404)
Payments of finance lease liabilities	(8,811)	(7,522)	1,289	14.6%	(15,460)
Repayment of loans to related parties	(34,110)	(100,717)	(66,607)	(195.3%)	(206,985)
Dividends paid	(368,223)	(380,333)	(12,110)	(3.3%)	(781,629)
Interest paid	(109,669)	(125,167)	(15,498)	(14.1%)	(257,233)
Other inflows (outflows) of cash	(10,019)	(13,576)	(3,557)	(35.5%)	(27,901)

Net cash flows from (used in) financing activities	(416,555)	(438,519)	(21,964)	(5.3%)	(901,207)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	73,526	(142,429)	(215,954)	(293.7%)	(292,708)

Effects of changes in the exchange rate on cash and cash equivalents
Effects of changes in the exchange rate on cash and cash equivalents	14,487	(2,059)	(16,546)	(114.2%)	(4,231)
Increase (decrease) in cash and cash equivalents	88,012	(144,488)	(232,500)	(264.2%)	(296,939)
Cash and cash equivalents at beginning of period	333,270	421,282	88,012	26.4%	865,785
Cash and cash equivalents at end of period	421,282	276,795	(144,488)	(34.3%)	568,846

The company generated a net negative cash flow of Ch$ 142,429 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 554,258 million, representing a 19.1% decrease compared to 2011. This cash flow comprised mainly cash receipts from sales of goods and services of Ch$ 2,557,471 million, offset by goods and services payments of Ch$ 1,553,990 million, and tax payments of Ch$ 213,483 million.

                                                                                                                                         PRESS RELEASE

YE 2012

Investing activities generated a negative flow of Ch$ 258,168 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 261,759 million.

Financing activities generated a negative flow of Ch$ 438,519 million. This was mainly generated by dividends paid for Ch$ 380,333 million, interest payments for Ch$ 125,167 million, and loan repayments and financial leasing for Ch$ 263,179 million, partially offset by the collection of loans to related companies and third parties for Ch$ 444,453 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8

Foreign Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
Argentina	1,503	0	0	0	102	0	0	0	1,605	0
Peru	0	0	50,883	43,149	0	0	0	0	50,883	43,149
Brazil	0	0	178,626	6,322	0	0	0	0	178,626	6,322
Colombia	0	0	11,831	85,038	0	0	0	0	11,831	85,038
Others*	4,969	1,746	0	0	0	0	36,500	11,000	41,469	12,746
Total	6,472	1,746	241,340	134,509	102	0	36,500	11,000	284,413	147,255

(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9

	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	2011	2012	2012	2011	2012	2012
Endesa Chile	116,857	60,395	124,119	47,610	53,004	108,929
Endesa Eco	2,637	1,941	3,989	7,090	7,379	15,165
Pehuenche	210	460	945	8,531	8,568	17,608
San Isidro	6,206	6,653	13,673	8,475	10,576	21,735
Pangue	181	67	138	3,874	1,291	2,653
Celta	1,506	4,797	9,858	2,802	2,823	5,802
Enigesa	11	38	78	267	89	183
Ingendesa	-	-	-	85	16	33
Túnel El Melón	31	143	294	53	53	109
EASA	33,878	21,985	45,182	16,076	22,694	46,639
Emgesa	86,834	149,332	306,895	36,239	37,419	76,900
Generandes Perú	14,953	12,485	25,658	36,580	38,739	79,613
Transquillota	946	31	64	337	344	707
Hidroaysén	6,335	2,734	5,619	47	47	97
Gas Atacama	660	1,520	3,124	5,542	5,482	11,266
Total	266,668	261,759	537,946	172,952	186,803	383,902

                                                                                                                                         PRESS RELEASE

YE 2012

Argentina

Operating income decreased by Ch$ 27,681 million during 2012 primarily resulting from a 11.8% decrease in revenues as a result of a lower operating and labor costs recognition, and lower capacity payment in Endesa Costanera, explained by the non renewal of the agreement between the Ministry of Energy and the generation companies of the MEM system formalized in November 2010.

Payroll expenses increased by Ch$ 3,396 million in 2012 primarily due to union negotiations and increased staffing in Endesa Costanera. This was partially offset by an increase of Ch$ 852 million in El Chocón revenues due to higher physical sales in the spot market resulting from increased hydro generation in the period, coupled with lower fuel costs of Ch$ 27,834 million in Endesa Costanera due to lower generation with gasoil.

Since the aforementioned, EBITDA from operations in Argentina totaled Ch$ 25,166 million, 45.6% lower regarding 2011, while Endesa Costanera EBITDA went from a gain of Ch$ 19,735 million in 2011 to a loss of Ch$ 1,981 million in 2012. This was partially offset by the 3.3% increase in El Chocón’s EBITDA, which totaled Ch$ 27,451 million in 2012.

Table 10

	(Million Ch$)				(Thousand US$)
Argentina	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	390,136	344,178	(45,958)	(11.8%)	707,326
Procurements and Services	(315,717)	(282,316)	33,401	10.6%	(580,193)
Contribution Margin	74,418	61,862	(12,556)	(16.9%)	127,134
Other Costs	(28,188)	(36,696)	(8,508)	(30.2%)	(75,414)
Gross Operating Income (EBITDA)	46,230	25,166	(21,064)	(45.6%)	51,719
Depreciation and Amortization	(16,076)	(22,694)	(6,617)	(41.2%)	(46,638)
Operating Income	30,154	2,473	(27,681)	(91.8%)	5,081

Table 10.1

Argentina	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	10,801	11,289	488	4.5%
GWh Sold	11,381	11,852	471	4.1%
Market Share *	9.8%	9.8%	(0.01) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 8.6% decrease in Chilean pesos in 2012, when compared to 2011.

Endesa Costanera

Table 10.2

Endesa Costanera	Million Ch$				Thousand US$
	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	341,824	295,140	(46,684)	(13.7%)	606,547
Procurements and Services	(298,842)	(268,169)	30,673	10.3%	(551,119)
Contribution Margin	42,982	26,971	(16,012)	(37.3%)	55,428
Other Costs	(23,247)	(28,952)	(5,705)	(24.5%)	(59,500)
Gross Operating Income (EBITDA)	19,735	(1,981)	(21,717)	(110.0%)	(4,072)
Depreciation and Amortization	(13,256)	(20,107)	(6,851)	(51.7%)	(41,322)
Operating Income	6,480	(22,088)	(28,568)	(440.9%)	(45,394)

Figures may differ from those accounted under Argentine GAAP.

                                                                                                                                         PRESS RELEASE

YE 2012

Table 10.3

Endesa Costanera	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	8,397	8,488	91	1.1%
GWh Sold	8,493	8,655	161	1.9%
Market Share *	7.3%	7.1%	(0.16) pp.
(*): As a percentage of total sales of the system

El Chocón

Table 10.4

El Chocón	Million Ch$				Thousand US$
	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	48,341	49,193	852	1.8%	101,097
Procurements and Services	(16,876)	(14,147)	2,729	16.2%	(29,074)
Contribution Margin	31,466	35,046	3,580	11.4%	72,024
Other Costs	(4,903)	(7,595)	(2,693)	(54.9%)	(15,609)
Gross Operating Income (EBITDA)	26,563	27,451	888	3.3%	56,415
Depreciation and Amortization	(2,821)	(2,586)	234	8.3%	(5,315)
Operating Income	23,742	24,865	1,122	4.7%	51,100
Figures may differ from those accounted under Argentine GAAP.

Table 10.5

El Chocón	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	2,404	2,801	397	16.5%
GWh Sold	2,888	3,197	309	10.7%
Market Share *	2.5%	2.6%	0.15 pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Energy demand in 2012 was 121,311 GWh, representing a 4.2% increase compared to 2011 (116,418 GWh).

Market Risk Analysis

•         Hydrological Situation: As of December, 2012, El Chocón reservoir marked a depth of 374.9 m. above sea level (asl) (equivalent to 761 GWh stored, 46% of the reservoir’s capacity), which is below the 1,385 m.asl recorded as of December, 2011. The water flows in Comahue basin averaged around 65% of the historic average (dry condition) during 2012.

•         Market prices in Argentina are limited to Ar$120 per MWh in accordance with Resolution SE-240 of 2003. The average market price for year 2012 was Ar$119.8 per MWh (approx. US$ 24.4 per MWh).

Investments

•         Since 2010, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines of the Costanera plant. Accordingly, a technical improvement assessment and an economic evaluation were developed. In May 2012, both the offer and the proposal of Endesa Costanera were sent to the Secretariat of Energy. On September 23, 2012, a memorandum of understanding with the Secretariat of Energy was signed in order to carry out works to improve the generation facilities, and both parts are currently working on the contract for implementing this agreement. Moreover, the company continues to work with the winning bidder preparing the final technical document and also evaluating a draft contract. With this initiative and others that are currently being developed, Endesa Costanera will contribute significantly to ensure the energy supply in the central area of Buenos Aires.

                                                                                                                                         PRESS RELEASE

YE 2012

Chile

Lower revenues of Ch$ 113,073 million during 2012 were primarily due to a 11.9% reduction in average energy sales price as a result of reduced contracts indexing to marginal cost in Chile, coupled with the absence of RM88 revenues (Ch$ 68,340 million in 2011). Additionally, physical energy sales decreased by 3.6% as a result of the end of GasAtacama’s contracts and reduced hydro availability.

This was partially offset by the agreed compensation with the insurance company for loss of profits of Ch$ 55,057 million as a result of the incident of February 27, 2010.

In addition, there were higher fuel costs of Ch$ 53,099 million due primarily to increased LNG generation, coupled with higher transportation costs of Ch$ 31,731 million explained by higher toll costs related to the drought in the central-south zone of the country. Energy purchases costs increased by Ch$ 11,349 million due to higher energy purchase prices in the spot market.

Since this, operating income decreased by 55.0%, totaling Ch$ 182,431 million, while EBITDA of the business in Chile reached Ch$ 292,702 million in 2012, representing a decrease of 40.9% compared to the previous year.

Table 11

	(Million Ch$)				(Thousand US$)
Chile	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	1,276,694	1,163,621	(113,073)	(8.9%)	2,391,379
Procurements and Services	(679,807)	(764,228)	(84,421)	(12.4%)	(1,570,580)
Contribution Margin	596,888	399,393	(197,495)	(33.1%)	820,799
Other Costs	(101,261)	(106,691)	(5,430)	(5.4%)	(219,262)
Gross Operating Income (EBITDA)	495,627	292,702	(202,925)	(40.9%)	601,537
Depreciation and Amortization	(90,392)	(110,271)	(19,879)	(22.0%)	(226,621)
Operating Income	405,235	182,431	(222,804)	(55.0%)	374,917
EBITDA Margin	38.8%	25.2%
Operating Margin	31.7%	15.7%

Table 11.1

Chile	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	20,722	20,194	(527)	(2.5%)
GWh Sold	22,070	21,277	(793)	(3.6%)
Market Share *	38.0%	34.8%	(3.19) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) were 61,118 GWh during 2012, representing a 5.2% growth compared to 2011.

Market risk analysis

•         From April to December 2012, the hydrological situation showed a 90.4% surplus probability of affluent energy, which places it as a dry year (69.9% surplus probability of affluent energy in the same period of 2011).

•         The average spot energy price on the SIC, measured at Alto Jahuel 220 kV, moved from US$ 199.0 per MWh in 2011 to US$ 194.7 per MWh in 2012, with a slight decrease of 2.2%.

                                                                                                                                         PRESS RELEASE

YE 2012

•         On January 1st , 2013, reservoir levels accumulated approximately 2,391 GWh of energy equivalent, showing a 38% decrease compared to January 1st , 2012, (1,454 GWh less). With respect to the maximum energy storage, the system’s reservoirs level is in the range of 20%.

Investments

•         Regarding our Coal fired power plant Bocamina II plant in the Bio Bio Region in Chile, please be informed about the following: After some disagreements with the local community, and once that the damages from the earthquake on February 27, 2010, were repaired, the unit was finally synchronized to the SIC reaching 350 MW and its commercial operation started on October 29, 2012. On the other hand, the company is working on the new EIA to declare project modifications, as to increase the installed capacity of 370 MW (project optimization) and other commitments with the community as acoustic relievers and pedestrian access to the waterfront, which resolutions are expected during 2013.

•         Among the projects that Endesa Chile is studying, is the HidroAysén project. The project consists in the construction of a hydroelectric complex of 2,750 MW, whose average generation would reach 18,430 GWh/year. The Aysén Region Environmental Evaluation Committee approved the project’s environmental impact assessment on May 9, 2011. The administrative procedure will be completed within the next few months with resolution of the Committee of Ministers on complaints to the Environmental Qualification Resolution submitted by the evaluation process participants.

                                                                                                                                         PRESS RELEASE

YE 2012

Colombia

Operating income from our operations in Colombia grew by 33.2% totaling Ch$ 337,651 million in 2012, mainly explained by higher revenues of Ch$ 81,581 million due to a 7.9% rise in physical sales due to a higher hydro generation, and a 8.3% increase in the average energy sales price in pesos due to a higher energy spot price recorded since August 2012.

Operating income was also favored by the one-time effect of the equity tax reform in Colombia which implied booking a total amount of Ch$ 43,533 million as other fixed operating costs during the first quarter of 2011.

These factors were partly offset by higher energy purchases costs of Ch$ 19,705 million due to higher energy purchase price in the spot market, and higher fuel costs of Ch$ 12,269 million primarily related to higher back-up fuel supply requested by the authorities on the occasion of the Cumbre de Las Americas held in Cartagena in the first quarter of 2012.

EBITDA, or gross operating income, in Colombia, increased by 29.3% compared to 2011, reaching a total of Ch $ 376,145 million in 2012.

Table 12

	(Million Ch$)				(Thousand US$)
Colombia	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	498,544	580,125	81,581	16.4%	1,192,226
Procurements and Services	(134,852)	(171,063)	(36,212)	(26.9%)	(351,556)
Contribution Margin	363,692	409,062	45,370	12.5%	840,670
Other Costs	(72,868)	(32,917)	39,951	54.8%	(67,648)
Gross Operating Income (EBITDA)	290,824	376,145	85,320	29.3%	773,022
Depreciation and Amortization	(37,279)	(38,494)	(1,215)	(3.3%)	(79,109)
Operating Income	253,546	337,651	84,105	33.2%	693,913
EBITDA Margin	58.3%	64.8%
Operating Margin	50.9%	58.2%

Table 12.1

Colombia	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	12,090	13,294	1,204	10.0%
GWh Sold	15,112	16,304	1,193	7.9%
Market Share *	18.8%	19.2%	0.45 pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 3.4% increase in Chilean pesos in 2012, when compared to 2011.

Most important changes in the market

•         Accumulated demand for 2012 was 59,350 GWh, which represents an increase of 3.8% compared to 2011 (57,150 GWh).

Market risk analysis

•         During 2012, the contributions of the SIN were 103.8% with respect to the historic average (normal); nevertheless during the forth quarter of 2012, the contributions of the SIN were 77.5% with respect to the historic average (dry); those of Guavio were 105.8% (normal), those of Betania were 101.2% (normal) and those of the power plants of the Bogotá River chain were 146.0% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 68.0% of its maximum capacity as of December 31, 2012, equivalent to 1,435 GWh (580 GWh below the level at the same date in 2011). During the second half of 2012, there was a perception in the market regarding a possible arrival of El Niño phenomenon, which was based on an increase in the temperature of the ocean surface. This led to a stock energy price increase since August 2012.

                                                                                                                                         PRESS RELEASE

YE 2012

•         Spot price: The average monomic exchange price for 2012 was Col$ 115.9 per kWh (approx. US$ 64.3 per MWh), which represents a 54.1% increase when compared to the previous year (Col$ 75.2 per kWh).

Investments

  In Colombia, in the department of Huila, El Quimbo hydroelectric plant of Emgesa is being constructed, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. On September 30, 2012, the construction of the bridge over the Paez river was completed, being operative to transport materials, and on November 2, the final diversion works of the river Magdalena ended. Regarding the equipment contract, on December 3, 2012, the first supplies corresponding to construction parts for the turbine of the first unit were received.

                                                                                                                                         PRESS RELEASE

YE 2012

Peru

Operating income totaled Ch$ 100,898 million in 2012, reflecting a decrease of 3.4% regarding the previous year, mainly due to a one-time effect on payroll expenses recorded in June 2011, which meant to reclassify a provision of profit sharing for workers, creating a one-time benefit on payroll expenses of Ch$ 14,572 million. Additionally, there were higher energy purchases costs of Ch$ 14,743 million in 2012 due to higher physical energy purchases in the spot market to supplement the plant maintenances, coupled with higher fuel costs of Ch$ 6,107 million partly due to increased diesel generation as a result of dual gas units maintenances.

These factors were partially offset by a 17.6% growth in revenues primarily explained by a 15.3% growth in the average energy sales price due to higher contract prices as a result of indexing to fuel prices and to a higher bar price since May 2012.

EBITDA of the business in Peru amounted to Ch$ 139,837 million in 2012, representing a decrease of 1.0% compared to 2011.

Table 13

	(Million Ch$)				(Thousand US$)
Peru	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	239,841	282,124	42,283	17.6%	579,799
Procurements and Services	(86,884)	(111,095)	(24,211)	(27.9%)	(228,313)
Contribution Margin	152,957	171,029	18,072	11.8%	351,486
Other Costs	(11,748)	(31,193)	(19,444)	(165.5%)	(64,104)
Gross Operating Income (EBITDA)	141,209	139,837	(1,372)	(1.0%)	287,381
Depreciation and Amortization	(36,724)	(38,939)	(2,214)	(6.0%)	(80,024)
Operating Income	104,485	100,898	(3,587)	(3.4%)	207,357
EBITDA Margin	58.9%	49.6%
Operating Margin	43.6%	35.8%

Table 13.1

Peru	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	9,153	8,740	(413)	(4.5%)
GWh Sold	9,450	9,587	138	1.5%
Market Share *	29.7%	28.5%	(1.24) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 5.0% increase in Chilean pesos in 2012, when compared to 2011.

Most important changes in the market

•         Energy demand during 2012 was 33,636 GWh, representing a 5.9% increase compared to 2011 (31,775 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of December 2012 was approximately 165.6 million m3, which represents 58.1% of total capacity (1.2% below the level at the same date in 2011). From January to December 2012, flows in the Rimac basin were 124% with respect to the historic average (humid). In this period, the Tulumayo river maintained flows that were 119% (humid) and the Tarma river were 113% (humid) compared to the historic average.

•         Spot price: The average price for 2012 was US$ 29.4 per MWh, which represents a 28.4% growth when compared to 2011 (US$ 22.9 per MWh).

                                                                                                                                         PRESS RELEASE

YE 2012

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 480,773 million, 13.4% lower than the Ch$ 555,424 million reported in 2011.

Table 14

Endesa Brasil	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2012 - 2011	Chg %	2012
Sales	1,973,427	1,968,532	(4,896)	(0.2%)	4,045,565
Other operating income	194,395	164,219	(30,176)	(15.5%)	337,489
Total Revenues	2,167,822	2,132,750	(35,072)	(1.6%)	4,383,054
Procurements and Services	(1,227,078)	(1,261,579)	(34,501)	(2.8%)	(2,592,694)
Contribution Margin	940,745	871,171	(69,573)	(7.4%)	1,790,360
Other Costs	(253,335)	(246,233)	7,102	2.8%	(506,038)
Gross Operating Income (EBITDA)	687,409	624,938	(62,471)	(9.1%)	1,284,322
Depreciation and Amortization	(125,087)	(119,521)	5,565	4.4%	(245,630)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(6,899)	(24,644)	(17,745)	(257.2%)	(50,646)
Operating Income	555,424	480,773	(74,651)	(13.4%)	988,046
Net Financial Income	(39,338)	25,137	64,475	163.9%	51,659
Financial income	171,883	212,631	40,747	23.7%	436,981
Financial expenses	(225,561)	(187,474)	38,088	16.9%	(385,281)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	14,340	(20)	(14,360)	(100.1%)	(41)
Gains	17,950	5,780	(12,170)	(67.8%)	11,879
Losses	(3,610)	(5,800)	(2,191)	(60.7%)	(11,920)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	(0)	-		(0)
Net Income from Other Investments	-	(0)	(0)		(0)
Net Income from Sales of Assets	-	1,983	1,983		4,076
Net Income before Taxes	516,086	507,893	(8,193)	(1.6%)	1,043,780
Income Tax	(128,503)	(129,497)	(994)	(0.8%)	(266,132)
NET INCOME	387,583	378,396	(9,187)	(2.4%)	777,648
Net Income Attributable to Owners of the Company	285,159	265,750	(19,409)	(6.8%)	546,148
Net Income Attributable to Minority Interest	102,424	112,646	10,222	10.0%	231,501

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$ 180,744 million, 11.2% lower than in 2011, when operating results amounted to Ch$ 203,493 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 105,124 million, 16.4% higher than for 2011 period. This is mainly explained by 22.5% of higher energy sales revenues, reaching Ch$ 155,195 million and 4,344 GWh sold, and higher average sale price of 12.4%. This was partially offset by an increase in energy purchases costs of Ch$ 10,788 million.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

                                                                                                                                         PRESS RELEASE

YE 2012

Table 15

Cachoeira	Million Ch$				Thousand US$
	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	126,646	155,195	28,549	22.5%	318,944
Procurements and Services	(26,356)	(37,918)	(11,562)	(43.9%)	(77,926)
Contribution Margin	100,290	117,277	16,987	16.9%	241,018
Other Costs	(6,512)	(5,764)	748	11.5%	(11,846)
Gross Operating Income (EBITDA)	93,778	111,513	17,735	18.9%	229,173
Depreciation and Amortization	(7,358)	(6,389)	969	13.2%	(13,131)
Reversal of impairment profit (impairment loss) recognized in profit or loss	3,861	-
Operating Income	90,281	105,124	14,842	16.4%	216,041
Figures may differ from those accounted under Brazilian GAAP.

Table 15.1

Cachoeira	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	3,121	3,722	601	19.3%
GWh Sold	3,986	4,344	358	9.0%
Market Share *	0.9%	1.0%	0.0 pp.
(*): As a percentage of total sales of the system

Fortaleza (CGTF)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 41,872 million, evidencing a 14.9% decrease as compared to the previous year. This is mainly explained by an increase in energy purchases costs of 97.7%, due to a 135.7% increase in average energy purchase price. This was  partially offset by an increase in operating revenues of Ch$ 9,700 million, due to Ch$ 12,056 million increase in energy sales revenues.

Physical sales of the period reached 2,947 GWh, 3.7% more than last year.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Table 16

Fortaleza	Million Ch$				Thousand US$
	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	129,485	139,186	9,700	7.5%	286,043
Procurements and Services	(65,271)	(81,777)	(16,506)	(25.3%)	(168,062)
Contribution Margin	64,215	57,408	(6,806)	(10.6%)	117,981
Other Costs	(6,906)	(9,013)	(2,106)	(30.5%)	(18,522)
Gross Operating Income (EBITDA)	57,308	48,396	(8,912)	(15.6%)	99,459
Depreciation and Amortization	(8,122)	(6,524)	1,598	19.7%	(13,408)
Operating Income	49,186	41,872	(7,315)	(14.9%)	86,052
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1

Fortaleza	2011	2012	Var 2012 - 2011	Chg %
GWh Produced	1,033	1,454	421	40.7%
GWh Sold	2,842	2,947	105	3.7%
Market Share *	0.7%	0.7%	(0.0) pp.
(*): As a percentage of total sales of the system

                                                                                                                                         PRESS RELEASE

YE 2012

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 31,841 million, reaching Ch$ 36,940 million. This is explained because 2011 results were positively impacted by a provision reversal for accounts receivable considered not recoverable for Ch$20.936 million and another one, amounting to Ch$27.827 million, corresponding to sales tax that does not apply in 2012.

Operating revenues increased by Ch$ 12,605 million, due to the fully registration of toll charges during this year (RAP – Permitted Annual Remuneration) of Ch$ 72,523 million, whereas 2011 figures only include this item since the end of April.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Table 17

Cien (*)	Million Ch$				Thousand US$
	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	59,918	72,523	12,605	21.0%	149,043
Procurements and Services	34,182	(12,289)	(46,471)	(136.0%)	(25,256)
Contribution Margin	94,100	60,234	(33,866)	(36.0%)	123,787
Other Costs	(9,252)	(9,226)	26	0.3%	(18,960)
Gross Operating Income (EBITDA)	84,849	51,008	(33,841)	(39.9%)	104,827
Depreciation and Amortization	(11,181)	(14,068)	(2,887)	(25.8%)	(28,911)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(4,887)	-	4,887	(100.0%)	-
Operating Income	68,781	36,940	(31,841)	(46.3%)	75,916
Figures may differ from those accounted under Brazilian GAAP.
(*) Cien includes CTM and TESA

Distribution

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 304,721 million, which is 14.1% lower than that obtained in the previous year.

Ampla

Ampla’s operating income amounted to Ch$ 173,716 million, which compared to previous year,  represents a 0.0% variation. Operating revenues decreased by Ch$43,032 million, mainly due to lower energy sales revenues of Ch$ 20,330 million and lower other revenues of Ch$ 13,341 million. This was offset by Ch$ 50,813 million reduction in procurement and services costs, explained by Ch$ 49,959 lower energy purchases costs.

Physical sales grew by 5.8%, reaching 10,816 GWh. Energy losses dropped by 0.06 p.p., going from 19.7% to 19.6%.  The number of Ampla’s clients increased by 69 thousand, thus exceeding 2.7 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

                                                                                                                                         PRESS RELEASE

YE 2012

Table 18

Ampla	Million Ch$				Thousand US$
	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	1,117,269	1,074,237	(43,032)	(3.9%)	2,207,685
Procurements and Services	(759,227)	(708,414)	50,813	6.7%	(1,455,874)
Contribution Margin	358,043	365,823	7,781	2.2%	751,810
Other Costs	(125,512)	(115,336)	10,176	8.1%	(237,029)
Gross Operating Income (EBITDA)	232,531	250,487	17,956	7.7%	514,781
Depreciation and Amortization	(56,424)	(57,535)	(1,111)	(2.0%)	(118,241)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(2,449)	(19,236)	(16,787)	(685.3%)	(39,533)
Operating Income	173,657	173,716	59	0.0%	357,008

Figures may differ from those accounted under Brazilian GAAP.

Table 18.1

Ampla	2011	2012	Var 2012 - 2011	Chg %
Customers (Th)	2,644	2,712	69	2.6%
GWh Sold	10,223	10,816	593	5.8%
Clients/Employee	2,227	2,383	156	7.0%
Energy Losses %	19.7%	19.6%	(0.06) pp.

Coelce

Coelce’s operating income decreased by 27.6% reaching Ch$ 131,005 million. This  performance is mostly due to a Ch$ 53,019 million decrease in  operating revenues, mainly due to lower energy sales revenues of Ch$ 38,450 million explained by a 14.9% reduction in average energy sale price. This was partially offset by a Ch$ 12,531 reduction in other procurement and services costs and an increase of 10.1% in physical sales.

Physical sales amounted to 9,877 GWh.  Energy losses increased by 0.68 p.p. up to 12.6%.  Coelce’s number of clients expanded by 114 thousand, reaching more than 3.3 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Table 19

Coelce	Million Ch$				Thousand US$
	2011	2012	Var 2012 - 2011	Chg %	2012
Operating Revenues	859,446	806,427	(53,019)	(6.2%)	1,657,304
Procurements and Services	(537,909)	(539,169)	(1,261)	(0.2%)	(1,108,057)
Contribution Margin	321,538	267,258	(54,280)	(16.9%)	549,247
Other Costs	(95,477)	(96,170)	(693)	(0.7%)	(197,641)
Gross Operating Income (EBITDA)	226,061	171,088	(54,973)	(24.3%)	351,606
Depreciation and Amortization	(41,649)	(34,675)	6,974	16.7%	(71,262)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(3,424)	(5,408)	(1,984)	(58.0%)	(11,113)
Operating Income	180,988	131,005	(49,983)	(27.6%)	269,231

Figures may differ from those accounted under Brazilian GAAP.

Table 19.1

Coelce	2011	2012	Var 2012 - 2011	Chg %
Customers (Th)	3,224	3,338	114	3.5%
GWh Sold	8,970	9,878	908	10.1%
Clients/Employee	2,463	2,683	220	8.9%
Energy Losses %	11.9%	12.6%	0.68 pp.

                                                                                                                                         PRESS RELEASE

YE 2012

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  Comply with the rules of good corporate governance.

➢  Comply strictly with all Endesa Chile’s regulations.

➢  The Group’s risk committee is the organism responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢  Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢  Each business and corporate area defines:

                                  I.            The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.            Criteria about counterparties.

                              III.            Authorized operators.

➢  Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  The limits of the businesses are ratified by the Group’s risks committee.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 71% as of December 2012 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

                                                                                                                                         PRESS RELEASE

YE 2012

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with the firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly checking the appropriateness of taking hedges to mitigate the impacts of these price changes in results. As of December 31, 2012, there are current swaps for 462,000 barrels of Brent for January 2013 and 365,000 tons of coal for the period from February to June 2013 (see Note 18.3.a).

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of December 31, 2012, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 276,795 million, and Ch$ 193,708 million in long term uncommitted credit facilities. As of December 31, 2011, the company’s liquidity was Ch$ 421,282 million in cash and cash equivalents and Ch$ 199,892 million in long term committed credit facilities.

Credit Risk

•         Commercial account receivables

The credit risk on accounts receivable from commercial activities, has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

                                                                                                                                         PRESS RELEASE

YE 2012

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•         Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, so that all transactions are made with investment grade rating entities.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

                                                                                                                                         PRESS RELEASE

YE 2012

The value-at-risk positions have evolved during years 2012 and 2011 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could lead to the prepayment of the syndicated loan. In addition, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars, and expropriation of assets, among others, could cause the declaration of acceleration of this credit.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

Finally, in the case of Endesa Chile local bonds, the prepayment of this debt is triggered only by the Issuer default.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.  However, a change in local risk rating by the agencies Feller Rate or Fitch Ratings Chile may produce a change in the applicable margin to determine the interest rate on local committed credit lines subscribed in 2009.

                                                                                                                                         PRESS RELEASE

YE 2012

Sustainability and the Environment

As part of its commitment to Sustainable Business Development (DSE), Endesa Chile prepared the Sustainability Report 2011, the tenth report of the company in accordance with international guidelines established by the Global Reporting Initiative (GRI), using the third version of the guide for preparation of Sustainability Reports in its third version (GRI-G3.1) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm KPMG, and obtained the maximum qualification for its level of application from the GRI, i.e. A+. The document was distributed to the company’s principal stakeholders and published on its web site in both Spanish and English.

In August 2012, PROhumana Foundation, Que Pasa magazine and the CPC published the results of the VIII National Ranking of Corporate Social Responsibility. Endesa Chile was recognized among the most socially responsible companies in Chile, ranking seventh and being four positions ahead its performance in 2011.

During 2012, Endesa Chile conducted environmental inspections at 17 facilities out of 29 in total, representing 58% of these. The purpose of the inspections is to verify the continued compliance with environmental legislation and voluntary environmental facilities commitments, the early detection of sub-standard environmental conditions, and to promote best environmental practices among Chilean generation plants.

In November 2012, the consulting firm GHD presented to Endesa Chile the final report of the subsequent evaluation of the relocation plan for Pehuenches families due to Ralco plant construction, corresponding to the 72 families that met the 10 year life of the continuity assistance plan. This report was sent to the Environmental Authority.

The Regional 2011 Environment Report was published this year, which consolidated environmental management performed in 2011 by its facilities, subsidiaries and related companies in South America. This report is available at Endesa Chile’s web site.

As of the fourth quarter of 2012, out of the 29 operating facilities that Endesa Chile has in Chile, 28 of them successfully transacted their monitoring audits or recertification of their Environmental Management Systems (EMS) based on ISO 14001 norm. The exception is the newly built Bocamina II plant, because it entered the new generating facilities in October 2012 and therefore has not certified an EMS. Thus, as of December 31, 94.1% of the installed capacity of Endesa Chile has an EMS certified under ISO 14001 norm.

                                                                                                                                         PRESS RELEASE

YE 2012

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

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YE 2012

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of December 2011 and 2012 is detailed below:

Table 20

	2011			2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	341,824	(335,345)	6,480	295,140	(317,228)	(22,088)
Chocón	48,341	(24,599)	23,742	49,193	(24,328)	24,865
Investment Vehicles in Argentina	-	(68)	(68)	-	(304)	(304)
Edegel	239,841	(135,187)	104,655	282,124	(181,072)	101,053
Investment Vehicles in Peru	-	(170)	(170)	-	(155)	(155)
Emgesa	498,569	(245,061)	253,508	580,151	(242,490)	337,661
Investment Vehicles in Colombia	(25)	63	37	(26)	16	(10)
Consolidation Foreign Subsidiaries Adjustments	(755)	(4,694)	(5,448)	(817)	9,574	8,757
Endesa Chile and Chilean subsidiaries	1,276,694	(871,459)	405,235	1,163,621	(981,190)	182,431
Total Consolidation	2,404,490	(1,616,520)	787,971	2,369,386	(1,737,177)	632,209

Table 20.1

	2012
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	606,547	(651,941)	(45,394)
Chocón	101,097	(49,998)	51,100
Investment Vehicles in Argentina	-	(624)	(624)
Edegel	579,799	(372,124)	207,675
Investment Vehicles in Peru	-	(318)	(318)
Emgesa	1,192,279	(498,346)	693,933
Investment Vehicles in Colombia	(53)	33	(20)
Consolidation Foreign Subsidiaries Adjustments	(1,679)	19,676	17,997
Endesa Chile and Chilean subsidiaries	2,391,379	(2,016,462)	374,917
Total Consolidation	4,869,369	(3,570,104)	1,299,265
Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

                                                                                                                                         PRESS RELEASE

YE 2012

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 21

2012 (GWh)	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	16,397.9	2,624.6	19,022.5	1,171.7	20,194.2
Hydro generation	8,596.0	2,624.6	11,220.7	-	11,220.7
Thermo generation	7,648.4	-	7,648.4	1,171.7	8,820.1
Wind generation	153.4	-	153.4	-	153.4
Purchases	7,534.0	155.1	1,520.9	197.8	1,718.7
Purchases to related companies	6,168.2	-	6,168.2	-	6,168.2
Purchases to other generators	12.7	-	12.7	-	12.7
Purchases at spot	1,353.1	155.1	1,508.2	197.8	1,706.0
Transmission losses, pump and other consumption	616.9	9.5	626.4	10.3	636.8
Total electricity sales	23,315.2	2,770.2	19,917.6	1,359.2	21,276.8
Sales at regulated prices	13,971.3	-	13,971.3	-	13,971.3
Sales at unregulated prices	4,752.7	318.2	5,070.9	1,263.5	6,334.4
Sales at spot marginal cost	430.4	445.1	875.5	95.7	971.1
Sales to related companies generators	4,160.8	2,006.9	6,167.8	-	6,167.8
TOTAL SALES OF THE SYSTEM	46,287.6	46,287.6	46,287.6	14,830.8	61,118.4
Market Share on total sales (%)	41.4%	1.6%	43.0%	9.2%	34.8%

2011 (GWh)	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	15,804.5	2,983.2	18,787.8	1,933.8	20,721.6
Hydro generation	8,932.5	2,983.2	11,915.7	-	11,915.7
Thermo generation	6,740.2	-	6,740.2	1,933.8	8,674.0
Wind generation	131.9	-	131.9	-	131.9
Purchases	7,237.8	221.2	935.1	841.8	1,776.9
Purchases to related companies	6,523.9	-	6,523.9	-	6,523.9
Purchases to other generators	84.0	-	84.0	-	84.0
Purchases at spot	629.9	221.2	851.0	841.8	1,692.8
Transmission losses, pump and other consumption	382.5	8.6	391.1	38.2	429.4
Total electricity sales	22,659.8	3,195.7	19,332.1	2,737.4	22,069.5
Sales at regulated prices	12,700.2	-	12,700.2	780.6	13,480.8
Sales at unregulated prices	4,621.0	259.7	4,880.7	1,891.0	6,771.6
Sales at spot marginal cost	819.9	931.4	1,751.3	65.8	1,817.1
Sales to related companies generators	4,518.7	2,004.7	6,523.4	-	6,523.4
TOTAL SALES OF THE SYSTEM	43,805.4	43,805.4	43,805.4	14,272.3	58,077.8
Market Share on total sales (%)	41.4%	2.7%	44.1%	19.2%	38.0%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

                                                                                                                                         PRESS RELEASE

YE 2012

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 22

2012	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	8,488.0	2,801.0	11,289.0	20,194.2	13,294.0	8,740.3	33,323.2	53,517.4
Hydro generation	-	2,801.0	2,801.0	11,220.7	12,692.4	4,598.9	20,092.3	31,313.0
Thermo generation	8,488.0	-	8,488.0	8,820.1	601.6	4,141.3	13,230.9	22,051.0
Wind generation	-	-	-	153.4	-	-	-	153.4
Purchases	248.8	395.9	644.7	1,718.7	3,152.6	1,017.7	4,815.1	6,533.8
Purchases to related companies	-	-	-	6,168.2	-	-	-	6,168.2
Purchases to other generators	-	-	-	12.7	257.6	-	257.6	270.3
Purchases at spot	248.8	395.9	644.7	1,706.0	2,895.0	1,017.7	4,557.5	6,263.5
Transmission losses, pump and other consumption	82.1	-	82.1	636.8	142.3	170.7	395.1	1,031.8
Total electricity sales	8,654.7	3,196.9	11,851.6	21,276.8	16,304.3	9,587.3	37,743.2	59,020.1
Sales at regulated prices	-	-	-	13,971.3	8,682.5	6,209.6	14,892.1	28,863.5
Sales at unregulated prices	844.6	1,310.9	2,155.4	6,334.4	3,036.9	2,882.2	8,074.6	14,408.9
Sales at spot marginal cost	7,810.2	1,886.0	9,696.2	971.1	4,584.8	495.5	14,776.5	15,747.6
Sales to related companies generators	-	-	-	6,167.8	-	-	-	6,167.8
TOTAL SALES OF THE SYSTEM	121,311.2	121,311.2	121,311.2	61,118.4	84,826.1	33,636.0	-	-
Market Share on total sales (%)	7.1%	2.6%	9.8%	34.8%	19.2%	28.5%	-	-

2011	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	8,396.5	2,404.4	10,800.9	20,721.6	12,090.4	9,153.0	32,044.3	52,765.9
Hydro generation	-	2,404.4	2,404.4	11,915.7	11,620.3	4,614.6	18,639.3	30,555.0
Thermo generation	8,396.5	-	8,396.5	8,674.0	470.1	4,538.4	13,405.0	22,079.0
Wind generation	-	-	-	131.9	-	-	-	131.9
Purchases	185.2	483.3	668.4	1,776.9	3,163.4	469.2	4,301.1	6,078.0
Purchases to related companies	-	-	-	6,523.9	-	-	-	6,523.9
Purchases to other generators	-	-	-	84.0	574.5	-	574.5	658.6
Purchases at spot	185.2	483.3	668.4	1,692.8	2,588.9	469.2	3,726.6	5,419.4
Transmission losses, pump and other consumption	88.4	-	88.4	429.4	142.1	172.6	403.1	832.5
Total electricity sales	8,493.3	2,887.7	11,381.0	22,069.5	15,111.8	9,449.5	35,942.3	58,011.8
Sales at regulated prices	-	-	-	13,480.8	7,639.1	6,037.8	13,676.9	27,157.7
Sales at unregulated prices	737.4	1,407.5	2,144.9	6,771.6	2,904.6	2,593.7	7,643.2	14,414.8
Sales at spot marginal cost	7,755.9	1,480.2	9,236.1	1,817.1	4,568.1	818.0	14,622.2	16,439.3
Sales to related companies generators	-	-	-	6,523.4	-	-	-	6,523.4
TOTAL SALES OF THE SYSTEM	116,417.5	116,417.5	116,417.5	58,077.8	80,502.2	31,775.3	-	-
Market Share on total sales (%)	7.3%	2.5%	9.8%	38.0%	18.8%	29.7%	-	-

                                                                                                                                         PRESS RELEASE

YE 2012

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 22.1

2012	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	3,722.4	1,454.5	5,176.8
Hydro generation	3,722.4	-	3,722.4
Thermo generation	-	1,454.5	1,454.5
Wind generation	-	-	-
Purchases	577.1	1,530.9	2,108.0
Purchases to related companies	-	-	-
Purchases to other generators	336.6	721.8	1,058.4
Purchases at spot	240.4	809.2	1,049.6
Transmission losses, pump and other consumption	(45.0)	38.8	(6.3)
Total electricity sales	4,344.5	2,946.6	7,291.1
Sales at regulated prices	1,125.8	2,690.0	3,815.8
Sales at unregulated prices	2,674.8	-	2,674.8
Sales at spot marginal cost	543.9	256.6	800.5
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	449,836.4	449,836.4	449,836.4
Market Share on total sales (%)	1.0%	0.7%	1.6%

2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	3,121.4	1,033.4	4,154.8
Hydro generation	3,121.4	-	3,121.4
Thermo generation	-	1,033.4	1,033.4
Wind generation	-	-	-
Purchases	873.4	1,825.5	2,698.9
Purchases to related companies	-	-	-
Purchases to other generators	8.2	641.1	649.3
Purchases at spot	865.2	1,184.3	2,049.5
Transmission losses, pump and other consumption	8.7	16.8	25.5
Total electricity sales	3,986.1	2,842.0	6,828.1
Sales at regulated prices	1,158.8	2,690.3	3,849.1
Sales at unregulated prices	2,148.6	-	2,148.6
Sales at spot marginal cost	678.7	151.7	830.4
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	431,130.1	431,130.1	431,130.1
Market Share on total sales (%)	0.9%	0.7%	1.6%

                                                                                                                                         PRESS RELEASE

YE 2012

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

ADS return for the period in US$: +10.1%

Source: Bloomberg

Santiago Stock Exchange (BCS) - Chile

The charts below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

                                                                                                                                         PRESS RELEASE

YE 2012

Chilean stock price return for the period in Chilean pesos: +1.6%

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Return for the period: +7.7%

                                                                                                                                         PRESS RELEASE

YE 2012

Source: Bloomberg

Note: Since May 2011 onwards, the Madrid Stock Exchange modified the terms of transactions’ relations for companies listed in Latibex, changing the former contract per unit of Endesa Chile using a 30:1 ratio, to a 1:1 ratio. Therefore, each share traded in that exchange became equivalent to one common share traded in its domestic market. The charts above consider price evolution and sales volume according to the new standard.

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of our five Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

                                                                                                                                         PRESS RELEASE

YE 2012

Ownership of the Company

Total Shareholders: 17,606

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, January 31, 2013, 8:00 AM Eastern Time (10:00 AM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Fernando Gardeweg, Chief Financial Officer, and the Investor Relations Team.

To participate, please dial +1-617-213-4855 (International)  or +1-888-680-0878 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 34894597.

To access the phone replay, please dial +1-617-801-6888 (International)  or +1-888-286-8010  (toll free USA), Passcode ID: 17965797.

You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

                                                                                                                                         PRESS RELEASE

YE 2012

Contact Information

For further information, please contact us:

Susana Rey Investor Relations Director susana.rey@endesa.cl (56-2) 2630 9606
Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 2630 9603	Juan Pablo Vicuña Investor Relations Associate jpvp@endesa.cl (56-2) 2630 9585	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 2630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: January 31, 2013